SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2012. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1 2	Copies of the disclosure letters that we filed today with the Securities and Exchange Commission and the Philippine Stock Exchange regarding the following matters:

Press release regarding the audited consolidated
financial results of Philippine Long Distance Telephone
Company (the “Company”) as at and for the year ended
December 31, 2013;
a. Annual Meeting of Stockholders of the Company (date
of meeting, record date, last day for receiving
nominations for election of directors/independent
directors, last day for receiving proxies, date of
validation of proxies); and
b. Cash dividend declaration on the Company’s Common
Stock and Voting Preferred Stock.

Exhibit 1

March 4, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In accordance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a press release attached thereto regarding the Company’s audited consolidated financial results as at and for the year ended December 31, 2013.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

March 4, 2014

Securities & Exchange Commission
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Acting Director – Corporate Governance & Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of Securities Regulation Code and SRC Rule 17.1, we submit herewith two (2) copies of SEC Form 17-C with a press release attached thereto regarding the Company’s audited consolidated financial results as at and for the year ended December 31, 2013.

Very truly yours, /s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Exhibit 1

COVER SHEET

P	W	-	5	5
S.E.C. Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	L	D	G	.

M	A	K	A	T	I	A	V	E	.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street City/Town/Province)

MS. JUNE CHERYL A. CABAL-REVILLA	816-8534
Contact Person	Company Telephone Number

1	2	3	1	SEC FORM 17-C 0	6	Every 2nd
Tuesday
-	-	-	-	-	-
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
-	-	-
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,993 As of January 31, 2014	N/A		N/A

Total No. of Stockholders	Domestic	Foreign

— —

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 4, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8405

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 1

pressrelease

2013 CORE NET INCOME AT P38.7 BILLION, HIGHER BY P1.8 BILLION OR 5%

FINAL AND SPECIAL DIVIDENDS TOTALLING P116 PER SHARE DECLARED, BRINGING TOTAL DIVIDEND PAYOUT
TO 100% OF CORE INCOME
FOR 7TH CONSECUTIVE YEAR

CONSOLIDATED SERVICE REVENUES OF P164.1 BILLION, 3% HIGHER

CONSOLIDATED EBITDA UP P2.2 BILLION OR 3% TO P77.6 BILLION
FREE CASH FLOW HIGHER BY P4.4 BILLION TO P42 BILLION

CELLULAR SUBSCRIBER BASE AT 70.0 MILLION,
TOTAL BROADBAND SUBSCRIBERS AT 3.4 MILLION

TOTAL CAPEX OF P28.8 BILLION OR 18% OF SERVICE REVENUES, LOWER BY P7.6 BILLION FROM P36.4
BILLION IN 2012
2014 CAPEX OF P31-P32 BILLION, TO REMAIN
BELOW 20% OF SERVICE REVENUES

•	Consolidated Core Net Income of P38.7 billion for 2013, 5% or P1.8 billion higher than P36.9 billion in 2012

•	Final and special dividends of P62 and P54, respectively, per share declared; total dividend payout for 2013 equivalent to 100% of Core Net Income

•	Consolidated service revenues increased by 3% to P164.1 billion

•	Consolidated EBITDA higher by 3% at P77.6 billion; consolidated EBITDA margin steady at 47% of service revenues

•	Consolidated free cash flow grew by P4.4 billion to P42 billion for 2013

•	Cellular subscriber base at 70 million

•	Total broadband subscribers at 3.4 million; aggregate revenue contribution from broadband, data and internet services at P35.4 billion for 2013, 16% higher than last year

•	Data revenues for fixed line now exceed revenues from fixed legacy; for cellular, now at 12% of total wireless service revenues

•	Total capex of P28.8 billion or 18% of service revenues, lower by P7.6 billion from P36.4 billion in 2012

•	2014 capex of P31-P32 billion, to remain below 20% of service revenues

MANILA, Philippines, 4th March 2014 –– Philippine Long Distance Telephone Company (“PLDT”) (PSE: TEL) (NYSE: PHI) today announced its audited financial and operating results for 2013 with Consolidated Core Net Income, before exceptional items, amounting to P38.7 billion, 5% or P1.8 billion higher than the P36.9 billion recorded in 2012. The increase was due mainly to higher service revenues and higher EBITDA.

Reported Net Income, after reflecting exceptional transactions for the period, was down 2% to P35.4 billion, from P36.1 billion in 2012, as a result of higher foreign exchange and derivative losses, the retroactive effect of the application of Revised Philippine Accounting Standard 19, as well as estimated losses from Typhoon Yolanda of P900 million before any recoveries from insurance.

EBITDA margin for the period was at 47%, the same level as the previous year. Consolidated EBITDA for 2013 was 3% higher at P77.6 billion compared with 2012.

Consolidated service revenues for 2013 grew 3% to P164.1 billion, as revenues from the data and internet business more than offset the declines from international and national long distance streams.

Earlier today, the Company’s Board of Directors declared a final regular dividend of P62 per share as well as a special dividend of P54 per share. This brings the 2013 total dividend payout to P179 per share, equivalent to 100% of Core Income.

“For seven consecutive years, we have maintained our dividend payout of 100% of our core earnings, which is unprecedented. This sustained level of return speaks well of our ability to generate strong free cash flows without impinging on our ability to continually support the capital expenditures necessary to improve and support our businesses,” stated Manuel V. Pangilinan, PLDT Chairman.

Consolidated free cash flow remained robust at P42 billion, higher by P4.4 billion year-on-year. Consolidated capital expenditures for the period amounted to P28.8 billion as the PLDT Group continues to fortify its network despite having completed its two-year network transformation program ahead of schedule in 2012. At the end of 2013, PLDT’s total fiber footprint stood at more than 78,000 kilometers. Capital expenditures for 2014 are projected to be in the range of P31 — P32 billion in order to support wider coverage, particularly of 3G and LTE, further expansion of the fiber optic network and international cable systems as well as investments in additional service delivery platforms and network intelligence.

The Group’s consolidated net debt stood at US$1.6 billion as at 31st December 2013. Gross debt amounted to US$2.4billion. Net debt to EBITDA was at 0.93x. The Company’s debt maturities continue to be well spread out, with over 60% due in and after 2017. The percentage of US dollar-denominated debt to the Group’s total debt portfolio is at 57%. Taking into account our peso borrowings, our hedges and our US dollar cash holdings, only 41% of total debt remains unhedged. In January 2014, PLDT issued P15 billion of retail bonds. The P12.4 billion of seven-year bonds carry a coupon rate of 5.225% while the P2.6 billion of 10-year bonds are at 5.2813%. The bonds are listed on the Philippine Dealing and Exchange Corporation. The Group’s cash and short-term securities are invested primarily in bank placements and Government securities. PLDT was the first Philippine company to be rated “investment grade” by all three major international ratings agencies.

“2013 was characterized by a structural shift in our revenue mix. Our “growing” revenues, or those from our data businesses which amounted to P35.4 billion, are now larger than those from our legacy businesses and make up 22% of total service revenues versus 19% in 2012. The “steady” revenues meanwhile, or those from our SMS, domestic voice, LEC and satellite services, remained stable at P101.8 billion and still constitute the core of our total revenues at

62%. Finally, “declining” revenues relate to those of our legacy businesses like NLD, fixed international and cellular international voice. These legacy businesses generated revenues of P26.9 billion which now represents only 16% of our total revenue base. We expect this ongoing transition to temper consolidated revenue growth and EBITDA margins in the near term,“ explained Napoleon L. Nazareno, President and CEO of PLDT and Smart.

Cellular

Wireless subsidiaries Smart Communications, Inc. (“Smart”) and Digitel Mobile (“Digitel”) together continue to lead the industry in terms of both revenues and subscribers. Wireless service revenues rose 3% to P116.7 billion for 2013, compared with the P113.8 billion recognized last year, reflecting the continued growth of non-SMS data and the growth in cellular voice revenues.

The PLDT Group’s total cellular subscriber base as at 31st December 2013 was 70 million subscribers, broken down as follows: Smart had 25.5 million subscribers under its mainstream Smart brands; value brand Talk ‘N Text ended with 29.5 million subscribers; and there were 15.1 million Sun Cellular subscribers.

The Group’s combined postpaid cellular subscriber base grew by nearly 123,000 for the year, and stood at 2.4 million at the end of the year, inclusive of Sun Cellular’s 1.5 million postpaid customer count.

Broadband

Total broadband, data and internet revenues for 2013 totaled P35.4 billion, a 16% growth year-on-year; broadband and internet now account for 22% of total group service revenues. Wireless broadband revenues, exclusive of mobile internet revenues, increased by 10% to P9.3 billion, compared with the P8.5 billion recorded last year. Moreover, mobile internet usage continues to grow strongly, with mobile internet revenues increasing by 59%, from P3.1 billion at the end of 2012 to P5.0 billion at the end of 2013.

PLDT Group fixed broadband businesses generated P12.3 billion in revenues for 2013, up 10% from P11.2 billion in the same period in 2012.

The Group’s combined broadband subscriber base was 3.4 million at the end of 2013. Smart Broadband, Smart’s wireless broadband service offered through its wholly-owned subsidiary Smart Broadband, Inc., had a wireless broadband subscriber base of over 1.9 million at the end of the period, about 1.4 million of whom were on Smart Broadband’s prepaid service. In addition, Sun Cellular had a wireless broadband subscriber base of about 545,000. Meanwhile, PLDT’s fixed broadband subscribers increased by 8% for 2013, bringing the total fixed broadband subscriber base to 962,000, representing 47% of the fixed line subscriber base.

“We believe that we have only scratched the surface when it comes to data — smartphone penetration is at 15% of our subscriber base and this can only grow further with the wide range of handset models projected to enter the market this year. Moreover, we have a slew of products and services in the pipeline, some developed in-house and others in partnership with OTTs, that will encourage subscribers to leave their data “always on” without fear of overspending or overbilling,” said Orlando B. Vea, Smart Chief Wireless Adviser.

Fixed Line

Fixed line service revenues for 2013, net of interconnection costs, increased to P53.7 billion, or 4%, from P51.4 billion in 2012. PLDT data and fixed broadband revenues, representing 51% of total fixed line revenues, continued to grow on the back of a 9% increase in fixed broadband revenues, a 6% rise in corporate data and other network services, and a 61% increase in data center revenues. Combined ILD and NLD businesses of PLDT, representing 15% of fixed line revenues, declined by 5%. LEC revenues which account for 30% of total fixed line revenues were stable at P16.3 billion.

The fixed line subscriber base remained at 2.1 million at the end of 2013.

“Revenues from our growing data businesses are now larger than those from our legacy services. While this development bodes well for revenue growth, there will be a short-term dampening impact on EBITDA. PLDT’s legacy revenues still account for a greater portion of total revenues relative to other local and regional operators,” declared Nazareno.

Conclusion

“I am pleased to note that PLDT has turned the corner and is back on the growth track as demonstrated by the marked improvement in our 2013 numbers and early indications from the first two months of 2014. I fully expect our 2013 performance to be the springboard for continued growth. Accordingly, our guidance number for Core Net Income in 2014 is P39.5 billion,” concluded Pangilinan.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in million pesos)

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted)
ASSETS

Noncurrent Assets
Property, plant and equipment	192,665	200,078	200,142
Investments in associates, joint ventures and deposits	41,310	27,077	17,865
Available-for-sale financial investments	220	5,651	7,181
Investment in debt securities and other long-term investments – net of current portion	2,643	205	150
Investment properties	1,222	712	1,115
Goodwill and intangible assets	73,918	74,250	83,303
Deferred income tax assets – net	14,181	7,225	5,117
Derivative financial assets	24	–	–
Prepayments – net of current portion	3,031	4,500	11,697
Advances and other noncurrent assets – net of current portion	2,761	1,376	1,340

Total Noncurrent Assets	331,975	321,074	327,910

Current Assets
Cash and cash equivalents	31,905	37,161	46,057
Short-term investments	718	574	558
Trade and other receivables	17,564	16,379	16,245
Inventories and supplies	3,164	3,467	3,827
Derivative financial assets	10	–	366
Current portion of investment in debt securities and other long-term investments	–	150	358
Current portion of prepayments	6,054	5,144	6,345
Current portion of advances and other noncurrent assets	8,248	8,116	126

	67,663	70,991	73,882
Assets classified as held-for-sale	–	13,750	–

Total Current Assets	67,663	84,741	73,882

TOTAL ASSETS	399,638	405,815	401,792

EQUITY AND LIABILITIES

Equity
Non-voting serial preferred stock	360	360	4,419
Voting preferred stock	150	150	–
Common stock	1,093	1,093	1,085
Treasury stock	(6,505)	(6,505)	(6,505)
Capital in excess of par value	130,562	130,566	127,246
Retained earnings	22,968	25,416	26,160
Other comprehensive income	(11,481)	(3,387)	1,455
Reserves of a disposal group classified as held-for-sale	–	(2,143)	–

Total Equity Attributable to Equity Holders of PLDT	137,147	145,550	153,860
Noncontrolling interests	179	184	386

TOTAL EQUITY	137,326	145,734	154,246

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)
(in million pesos)

	December 31,		January 1,
	2013	2012	2012
		(As Adjusted)
Noncurrent Liabilities
Interest-bearing financial liabilities – net of current portion	88,930	102,821	91,280
Deferred income tax liabilities – net	4,437	5,713	7,078
Derivative financial liabilities	1,869	2,802	2,235
Customers’ deposits	2,545	2,529	2,272
Pension and other employee benefits	13,439	1,982	552
Deferred credits and other noncurrent liabilities	22,045	21,950	22,642

Total Noncurrent Liabilities	133,265	137,797	126,059

Current Liabilities
Accounts payable	34,882	30,451	29,554
Accrued expenses and other current liabilities	74,256	71,624	58,271
Current portion of interest-bearing financial liabilities	15,171	12,989	26,009
Provision for claims and assessments	897	1,555	1,555
Dividends payable	932	827	2,583
Derivative financial liabilities	105	418	924
Income tax payable	2,804	1,809	2,591

	129,047	119,673	121,487
Liabilities directly associated with assets classified as held-for-sale	–	2,611	–

Total Current Liabilities	129,047	122,284	121,487

TOTAL LIABILITIES	262,312	260,081	247,546

TOTAL EQUITY AND LIABILITIES	399,638	405,815	401,792

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2013, 2012 and 2011
(in million pesos, except earnings per common share amounts which are in pesos)

	2013	2012	2011
		(As Adjusted)
REVENUES
Service revenues	164,052	159,738	145,834
Non-service revenues	4,279	3,295	2,645

	168,331	163,033	148,479

EXPENSES
Depreciation and amortization	30,304	32,354	27,539
Compensation and employee benefits	21,369	21,999	15,411
Repairs and maintenance	13,107	12,604	10,053
Cost of sales	11,806	8,747	5,443
Interconnection costs	10,610	11,105	12,586
Selling and promotions	9,776	9,708	7,807
Professional and other contracted services	6,375	5,361	5,143
Rent	6,041	5,860	3,938
Asset impairment	5,543	5,286	10,200
Taxes and licenses	3,925	3,506	3,554
Communication, training and travel	2,215	2,042	1,645
Insurance and security services	1,815	1,564	1,326
Amortization of intangible assets	1,020	921	117
Other expenses	1,609	1,472	1,662

	125,515	122,529	106,424

	42,816	40,504	42,055

OTHER INCOME (EXPENSES)
Equity share in net earnings of associates and joint ventures	2,742	1,538	2,035
Interest income	932	1,354	1,357
Gains (losses) on derivative financial instruments – net	511	(2,009)	201
Foreign exchange gains (losses) – net	(2,893)	3,282	(735)
Financing costs – net	(6,589)	(6,876)	(6,454)
Other income	4,113	5,813	2,626

	(1,184)	3,102	(970)

INCOME BEFORE INCOME TAX FROM CONTINUING OPERATIONS	41,632	43,606	41,085
PROVISION FOR INCOME TAX	8,248	8,050	10,734

NET INCOME FROM CONTINUING OPERATIONS	33,384	35,556	30,351
NET INCOME FROM DISCONTINUED OPERATIONS	2,069	543	867

NET INCOME	35,453	36,099	31,218

ATTRIBUTABLE TO:
Equity holders of PLDT	35,420	36,148	31,278
Noncontrolling interests	33	(49)	(60)

	35,453	36,099	31,218

Earnings Per Share Attributable to Common Equity Holders of PLDT
Basic	163.67	167.07	161.05
Diluted	163.67	167.07	160.91

Earnings Per Share from Continuing Operations Attributable to Common Equity Holders of PLDT
Basic	154.09	164.55	156.52
Diluted	154.09	164.55	156.39

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and uncertainties that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Anabelle L. Chua Tel No: 816-8213 Fax No: 844-9099	Melissa V. Vergel de Dios Tel No: 816-8024 Fax No: 810-7138	Ramon R. Isberto Tel No: 511-3101 Fax No: 893-5174

About PLDT

PLDT is the leading telecommunications provider in the Philippines. Through its principal business groups – fixed line and wireless– PLDT offers a wide range of telecommunications services across the Philippines’ most extensive fiber optic backbone and fixed line, and cellular network.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine listed companies.

Further information can be obtained by visiting the web at www.pldt.com.

Exhibit 2

March 4, 2014

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—

MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

March 4, 2014

SECURITIES & EXCHANGE COMMISSION
SEC Building, EDSA
Mandaluyong City

Attention: Atty. Justina Callangan

Acting Director – Corporate Governance and Finance Department

Gentlemen:

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan—
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 2

COVER SHEET

P	W	-	5	5

SEC Registration No.

P	H	I	L	I	P	P	I	N	E	L	O	N	G	D	I	S	T	A	N	C	E

T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

(Company’s Full Name)

R	A	M	O	N	C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I	A	V	E.	M	A	K	A	T	I	C	I	T	Y

(Business Address: No. Street/City/Town/Province)

ATTY. MA. LOURDES C. RAUSA-CHAN	816-8553
Contact person	Contact Telephone No.

							Every 2nd
1	2	3	1	SEC FORM 17-C	0	6	Tuesday
Month			Day	FORM TYPE	Month		Day
	Fiscal Year				Annual Meeting

C	F	D	N/A
Dept. Requiring this Doc.			Amended Articles
Number/Section

Total Amount of Borrowings
11,993 As of January 31, 2014	NA	NA

Total No. of Stockholders	Domestic	Foreign

To be accomplished by SEC Personnel concerned

______________________________
File Number	LCU

______________________________
Document I.D.	Cashier

STAMPS

Remarks: Please use black ink for scanning purposes

Exhibit 2

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	March 4, 2014

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

Exhibit 2

11.	Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of Philippine Long Distance Telephone Company (respectively, the “Board” and the “Company”) held on March 4, 2014:

1.	The Board approved or confirmed the following items in connection with the Annual Meeting of Stockholders for 2014:

(a)	The Annual Meeting of Stockholders of the Company will be held on June 10, 2014 at 4:00 o’clock p.m. in Makati City, Philippines (the “Annual Meeting”). Per the By-Laws of the Company, the annual meeting of stockholders shall be held on the second Tuesday in June.

(b)	The record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting is April 11, 2014. The stock and transfer books of the Company will not be closed.

(c)	The last day for filing proxies in connection with the Annual Meeting is on June 3, 2014.

(d)	The validation of proxies in connection with the Annual Meeting will be done on June 5, 2014.

(e)	In accordance with the Company’s By-Laws, the nominations for election of directors/independent directors at the Annual Meeting shall be submitted to the Board of Directors through the President or Corporate Secretary at the Company’s principal place of business at least sixty (60) working days before the meeting or by March 12, 2014.

The notice, agenda and other materials required to be distributed to the stockholders in connection with the Annual Meeting will be submitted to the Securities and Exchange Commission and the Philippine Stock Exchange in accordance with the applicable rules.

2.	The Board declared the following cash dividends out of the audited unrestricted retained earnings of the Company as at December 31, 2013, which are sufficient to cover the total amount of dividends declared:

a.	Final regular dividend of ?62.00 per outstanding share of the Company’s Common Stock, payable on April 16, 2014 to the holders of record on March 18, 2014.

b.	Special dividend of ?54.00 per outstanding share of the Company’s Common Stock, payable on April 16, 2014 to the holders of record on March 18, 2014.

c.	2,437,500.00 on all of the outstanding shares of Voting Preferred Stock of the Company for the quarter ending April 15, 2014, payable on April 15, 2014, to the holder of record on March 20, 2014.

Exhibit 2

Pursuant to the requirements of the Securities Regulation Code, PLDT has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By:
/s/Ma. Lourdes C. Raus	a-Chan—

MA. LOURDES C. RAUSA-C Corporate Secretary	HAN

March 4, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan—

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: March 4, 2014